UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.


                                  FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.


                       Commission file Number:  1-13962



                        INSIGNIA FINANCIAL GROUP, INC.
           (Exact name of registrant as specified in its charter)



                  One Insignia Financial Plaza, P.O. Box 1089,
                       Greenville, South Carolina
29602
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



              Class A Common Stock, par value $0.01 per share

          (Title of each class of securities covered by this Form)



                                    None
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)   [X]             Rule 12h-3(b)(1)(ii)  [ ]

         Rule 12g-4(a)(1)(ii)  [ ]             Rule 12h-3(b)(2)(i)   [ ]

         Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(ii)  [ ]

         Rule 12g-4(a)(2)(ii)  [ ]             Rule 15d-6            [ ]

         Rule 12h-3(b)(1)(i)   [X]


      Approximate number of holders of record as of the certification or notice date: One


      Pursuant to the requirements of the Securities Exchange Act of 1934

 Insignia Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



 DATE:   October 9, 1998
BY: /s/ Peter Kompaniez
         ------------------          ---------------------------------------
                                  Peter K. Kompaniez, President of
 Apartment
                                  Investment and Management Company



 Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the

 General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.